================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20552

                                   ----------

(MARK ONE)

   [x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the quarterly period ended June 30, 1997

   [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ___________ to ___________


                                   ----------


                      FIRST SAVINGS BANK OF NEW JERSEY, SLA
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        UNITED STATES                                           22-1411337
-------------------------------                           ----------------------
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                           Identification Number)


                     568 BROADWAY, BAYONNE, NEW JERSEY 07002
                    ----------------------------------------
                    (Address of principal executive offices)


       Registrant's telephone number, including area code: (201) 437-1000


               ---------------------------------------------------
               Former name, former address and former fiscal year,
                          if changed since last report


     Indicate by check [X] whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes  [X]      No
                               -----        -----


            AS OF AUGUST 12, 1997, THERE WERE 3,065,577 SHARES OF THE
                      REGISTRANTS COMMON STOCK OUTSTANDING

================================================================================

             FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES

                                      INDEX


                                                                            Page
                                                                            ----
PART I. FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

        Consolidated Statements of Financial Condition as of
          June 30, 1997, and March 31, 1997 .............................     1

        Consolidated Statements of Income for the three months
          ended June 30, 1997 and 1996 ..................................     2

        Consolidated Statements of Stockholders' Equity for the three
          months ended June 30, 1997 and 1996 ...........................     3

        Consolidated Statements of Cash Flows for the three
          months ended June 30, 1997 and 1996 ...........................   4-5

        Notes to Consolidated Financial Statements ......................   6-7

Item 2. Management's Discussion and Analysis of Financial
          Condition and Results of Operations ...........................   8-9


PART II. OTHER INFORMATION ..............................................    10

                          PART I. FINANCIAL INFORMATION

ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS


             FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                            (in Thousands of Dollars)


                                                         June 30,    March 31,
                                                           1997        1997
                                                         --------    --------
                                                       (unaudited)
                 ASSETS

Cash and cash equivalents:
  Cash on hand and in banks ..........................   $  4,547    $  6,828
  Deposits with financial institutions ...............       --         8,500
  AMF short-term fund ................................          5         144
                                                         --------    --------
       Total cash and cash equivalents ...............   $  4,552    $ 15,472

Securities available for sale, at market value .......    330,223     290,614
Securities held to maturity ..........................     11,228      11,277
Loans receivable, net ................................    232,910     235,624
Accrued interest receivable, net .....................      3,910       3,720
Federal Home Loan Bank stock, at cost ................      7,460       7,460
Real estate acquired in settlement of loans ..........        522         364
Office properties and equipment, net .................      5,691       5,812
Prepaid expenses .....................................      1,118         816
Other assets .........................................      4,587       5,845
                                                         --------    --------
       Total Assets ..................................   $602,201    $577,004
                                                         ========    ========

      LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Deposits ...........................................   $442,789    $444,139
  Borrowings .........................................    100,500      75,000
  Advance payment by borrowers for taxes
    and insurance ....................................      1,651       1,539
  ESOP loan ..........................................        543         598
  Accrued expenses and other liabilities .............      6,038       7,649
                                                         --------    --------
       Total Liabilities .............................   $551,521    $528,925
                                                         --------    --------
Stockholders' equity:
  Common stock .......................................        307         307
  Additional paid in capital .........................     12,532      12,426
  Common stock acquired by ESOP and MRP ..............       (893)       (976)
  Retained earnings-substantially restricted .........     41,320      40,658
  Net unrealized loss on securities available
    for sale, net of tax .............................     (2,586)     (4,336)
                                                         --------    --------
       Total stockholders' equity ....................   $ 50,680    $ 48,079
                                                         --------    --------
       Total liabilities and stockholders' equity ....   $602,201    $577,004
                                                         ========    ========


       See accompanying notes to the consolidated financial statements.

             FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                          (In Thousands of Dollars)
                                 (unaudited)


                                                               Three Months
                                                              Ended June 30,
                                                           --------------------
                                                            1997          1996
                                                           ------       -------
Interest and dividend income:
  Loans ............................................       $4,916       $ 4,966
  Securities available for sale ....................        4,584         5,506
  Securities held to maturity ......................          305           312
  Deposits with financial institutions .............           87            66
                                                           ------       -------
       Total interest and dividend income ..........        9,892        10,850
                                                           ------       -------
Interest expense:
  Interest on deposits .............................        5,186         5,086
  Interest on other borrowings .....................        1,129         2,050
                                                           ------       -------
       Total interest expense ......................        6,315         7,136
                                                           ------       -------
Net interest income ................................        3,577         3,714
  Provision for loan losses ........................           45            30
                                                           ------       -------
Net interest income after
  provision for loan losses ........................        3,532         3,684
                                                           ------       -------
Other income:
  Loan fees and service charges ....................           68            82
  Gain on sales of real estate, net ................           12             4
  Other ............................................          318           244
                                                           ------       -------
        Total other income .........................          398           330
                                                           ------       -------
Operating expenses:
  Compensation and employee benefits ...............        1,466         1,404
  Occupancy ........................................          178           175
  Equipment ........................................          337           250
  Advertising and promotion ........................           14            23
  Federal insurance premiums .......................          145           292
  Other ............................................          460           411
                                                           ------       -------
        Total operating expenses ...................        2,600         2,555
                                                           ------       -------
Income before income tax expense ...................        1,330         1,459
Income tax expense .................................          492           540
                                                           ------       -------
Net income .........................................       $  838       $   919
                                                           ======       =======
Net Earnings Per Common Share ......................       $ 0.28       $  0.31
                                                           ======       =======


         See accompanying notes to consolidated financial statements.

                                         FIRST SAVINGS BANK OF NEW JERSEY AND SUBSIDIARIES

                                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                          Three Month Periods ended June 30, 1997 and 1996
                                                     (In Thousands of Dollars)
                                                            (unaudited)


                                                                                                     Net Unrealized
                                                               Retained                                  Loss on
                                                 Additional    Earnings     Unallocated Unamortized    Securities        Total
                                        Common    Paid in    Substantially     ESOP         MRP         Available     Stockholders'
                                        Stock     Capital     Restricted      Shares       Shares        for Sale        Equity
                                        -----     -------    ------------   ----------   ----------   --------------  ------------
Balance at March 31, 1996 ..........    $306      $12,216      $44,575        ($815)      ($495)         ($6,268)       $49,519

Net Income for the
  three month period
  ended June 30, 1996 ..............       0            0          919            0           0                0            919

Amortization of ESOP ...............       0           23            0           55           0                0             78

Amortization of MRP ................       0            3            0            0          29                0             32

Net change in
  unrealized loss on
  securities available
  for sale, net of tax .............       0            0            0            0           0           (1,528)        (1,528)
                                        ----      -------      -------        -----       -----          -------        -------
Balance at June 30, 1996 ...........    $306      $12,242      $45,494        ($760)      ($466)         ($7,796)       $49,020
                                        ====      =======      =======        =====       =====          =======        =======

Balance at March 31, 1997 ..........    $307      $12,426      $40,658        ($598)      ($378)         ($4,336)       $48,079

Net Income for the
  three month period
  ended June 30, 1997 ..............       0            0          838            0           0                0            838

Amortization of ESOP ...............       0           80            0           55           0                0            135

Amortization of MRP ................       0           26            0            0          28                0             54

Dividends Declared
  at $0.125 per share ..............       0            0         (176)           0           0                0           (176)

Net change in
  unrealized loss on
  securities available
  for sale, net of tax .............       0            0            0            0           0            1,750          1,750
                                        ----      -------      -------        -----       -----          -------        -------
Balance at June 30, 1997 ...........    $307      $12,532      $41,320        ($543)      ($350)         ($2,586)       $50,680
                                        ====      =======      =======        =====       =====          =======        =======

            FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In Thousands of Dollars)
                                 (unaudited)

                                                            Three Months Ended
                                                                 June 30,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
Cash flows from operating activities:
  Net income ...........................................   $    838    $    919
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
  Depreciation of office properties and equipment ......        146         133
  Provision for loan losses ............................         45          30
  Amortization (accretion) of premiums and
    discounts on investment securities and mortgage
    backed securities ..................................         73         (45)
  Amortization of ESOP and MRP shares ..................        189         109
  Net increase in deferred loan fees ...................        (66)        (17)
  Net increase in accrued interest receivable .... .....       (190)       (339)
  Net increase in prepaid expenses .....................       (302)       (158)
  Net decrease (increase) in other assets ..............        274        (485)
  Net (decrease) increase in accrued expenses
    and other liabilities ..............................     (1,611)        438
                                                           --------    --------
       Total adjustments ...............................     (1,442)       (334)
                                                           --------    --------
    Net cash (used in) provided by operating
      activities .......................................       (604)         585
                                                           --------    --------
Cash flows from investing activities:
  Principal payments on securities available
    for sale ...........................................   $  9,442    $  4,773
  Purchases of securities available for sale ...........    (46,390)       --
  Decrease (increase) in loans receivable ..............      2,577      (9,368)
  Maturities of investments held to maturity ...........         49          50
  Purchases of premises and equipment ..................        (25)         (3)
                                                           --------    --------
     Net cash used in investing activities .............    (34,347)     (4,548)
                                                           --------    --------
Cash flows from financing activities:
  Net decrease in deposits .............................     (1,350)       (319)
  Net increase in advance payments by borrowers
     for taxes and insurance ...........................        112          83
  Dividends paid .......................................       (176)       --
  Increase (decrease) in borrowings and
    repurchase agreements ..............................     25,500        (943)
  Payment on ESOP debt .................................        (55)        (55)
                                                           --------    --------
   Net cash provided by (used in)
     financing activities ..............................     24,031      (1,234)
                                                           --------    --------


        See accompanying notes to the consolidated financial statements.

             FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES

                            (In Thousands of Dollars)
                                   (unaudited)

                                                            Three Months Ended
                                                                 June 30,
                                                           --------------------
                                                             1997        1996
                                                           --------    --------
Net decrease in cash and cash equivalents ..............   $(10,920)   $ (5,197)
Cash and cash equivalents at beginning of period .......     15,472      11,791
                                                           --------    --------
Cash and cash equivalents at end of period .............   $  4,552    $  6,594
                                                           ========    ========
Supplemental schedule of non cash investing
  and financing activities:
    Real estate acquired in settlement of loans ........   $    158    $    513
                                                           ========    ========
    Taxes Paid .........................................      -0-      $    900
                                                           ========    ========
    Interest Paid ......................................   $  6,938    $  6,828
                                                           ========    ========


        See accompanying notes to the consolidated financial statements.

            FIRST SAVINGS BANK OF NEW JERSEY, SLA AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) Basis of Presentation

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in conformity with the instructions to Form 10-Q and
Article 10 of Regulation S-X for First Savings Bank of New Jersey, SLA and Subsidiaries.

     In the opinion of management, all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial condition, results of operations and changes in cash flows have been made at and for the three month periods ended June 30, 1997 and 1996 and are not necessarily indicative of results that may be expected for the entire fiscal year ended March 31, 1998.


2) Non-performing loans at June 30, 1997 and March 31, 1997 are as follows (in thousands of dollars):

                                                June 30, 1997     March 31, 1997
                                                -------------     --------------
Loans delinquent 90 days or more and
  other nonperforming loans ....................   $6,826            $5,609

Loans delinquent 90 days or more and
  other nonperforming loans as a percentage
  of loans receivable, net .....................    2.93%             2.38%

     The increase was primarily due to one borrower, with fourteen properties, becoming delinquent for a total of $1.6 million.

     A summary of the activity in the allowance for loan losses for the three month periods ended June 30, 1997 and 1996 is as follows (in thousands of dollars):

                                                June 30, 1997      June 30, 1996
                                                -------------      -------------

Balance at the beginning of the period .........    $3,158            $2,979
Provision for loan losses ......................        45                30
Charge-offs, net ...............................      --                --
                                                    ------            ------
Balance at the end of the period ...............    $3,203            $3,009
                                                    ======            ======

3) Earnings Per Share

     Earnings per share was computed by dividing net income by the weighted average number of total common stock shares outstanding during the three month periods ended June 30, 1997 and 1996. The effect of common stock equivalents is immaterial and therefore has not been included in the calculation of earnings per share.

4) Plan of Conversion

     On December 27, 1996, the Bank announced plans for a second step conversion from a mutual holding company form of ownership to a full stock holding company form of ownership, which is expected to be completed in the quarter ended September 30, 1997.

5) Recent Accounting Pronouncements

     On March 3, 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS No. 128 establishes new standards for the computation and presentation of earnings per share ("EPS") by simplifying the standards prescribed in APB Opinion No. 15. Under the new requirements, the Bank will be required to present both basic and diluted EPS on the face of the income statement. Basic EPS will replace the current EPS terminology and continue to be computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS will include any additional common shares as if all potentially dilutive common shares were issued. The Bank will be required to adopt SFAS No. 128 for the period ended December 31, 1997. All prior period EPS data is required to be restated. The impact of adopting SFAS No. 128 is not expected to be material.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the reporting and display requirements of total comprehensive income and other comprehensive income in a full set of general-purpose financial statements. The statement defines total comprehensive income as all changes in equity during a period, except those resulting from investments by owners and distributions to owners. Other comprehensive income would include revenues, expenses, gains and losses that, under GAAP, are included in comprehensive income but excluded from net income. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and comparative financial statements will be reclassified to reflect the provisions of SFAS
No. 130.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

     Stockholders' equity increased by $2.6 million to $50.7 million at June 30, 1997 from $48.1 million at March 31, 1997. The increase in stockholders' equity was primarily attributable to a $1.8 million decrease in net unrealized losses on securities available for sale, net of tax in the decreasing interest rate environment and by net income of $838,000 for the three months ended June 30, 1997. At June 30, 1997, the Bank's tangible core and risk based capital ratios were 8.85%, 8.85%, and 26.48%, respectively.

     Total assets increased by $25.2 million or 4.4% to $602.2 million at June 30, 1997 from $577.0 million at March 31, 1997. Securities available for sale, at market value increased by $39.6 million or 13.6% to $330.2 million at June 30, 1997 from $290.6 million at March 31, 1997. The increase was primarily attributable to the purchase of mortgage backed securities totaling $45.2 million in anticipation of the proceeds of the secondary stock offering in August 1997. In addition there was a $2.7 million decrease in net unrealized loss on securities available for sale, net of tax. Loans receivable, net decreased by $2.7 million or 1.2% to $232.9 million at June 30, 1997 from $235.6 million at March 31, 1997. The decrease was primarily due to net amortization and payoffs on mortgage loans. Deposits with financial institutions decreased by $8.5 million as these funds were used to purchase the mortgage backed securities in the securities available for sale portfolio.

     Total liabilities increased by $22.6 million to $551.5 million at June 30, 1997 compared to $528.9 million at March 31, 1997. Total deposits decreased by $1.3 million to $442.8 million at June 30, 1997 from $444.1 million at March 31, 1997. This decrease was primarily attributable to decreases in regular savings and certificates of deposit. Borrowings increased by $25.5 million to $100.5 million at June 30, 1997 from $75.0 million at March 31, 1997 as additional borrowed funds were utilized to purchase the mortgage backed securities for the securities available for sale portfolio.

RESULTS OF OPERATIONS

     Net income decreased by $81,000 or 8.8% to $838,000 for the three months ended June 30, 1997 from $919,000 for the three months ended June 30, 1996. The decrease resulted primarily from a decrease in net interest income and an increase in total operating expenses, which was partially offset by an increase in total other income. Total interest and dividend income decreased by $958,000 or 8.8% to $9.9 million for the three months ended June 30, 1997 from $10.9 million for the three months ended June 30, 1996. This decrease resulted from a decrease in average interest earning assets to $565.6 million for the three months ended June 30, 1997 from $630.7 million for the comparable prior years period, which was partially offset by an increase in the average yield on interest earning assets to 7.00% for the three months ended June 30, 1997 from 6.88% for the three months ended June 30, 1996. The decrease in total interest income was primarily attributable to a decrease in interest income on securities available for sale of $922,000 or 16.7% to $4.6 million for the three months ended June 30, 1997 compared to $5.5 million for the comparable prior year period.

     Total interest expense decreased by $821,000 to $6.3 million for the three months ended June 30, 1997 compared to $7.1 million for the three months ended June 30, 1996. The decrease was primarily attributable to a decrease of $68.1 million in the average balance of interest bearing liabilities to $528.0 million at June 30, 1997 compared to $596.1 million for the comparable prior year period.

     The provision for loan losses totaled $45,000 for the three months ended June 30, 1997 as compared to $30,000 for the three months ended June 30, 1996 and reflects an increase for additional risk of originations made during the most recent three month period.

     Total operating expenses increased slightly by $45,000 to $2.6 million for the three months ended June 30, 1997 from $2.5 million for the comparable three month period in the prior year. The increase resulted from $101,000 of employee benefits and $87,000 in equipment expense relating to data processing charges, partially offset by reduced federal insurance premiums of $147,000.

     Income tax expense for the quarter decreased to $492,000 for the three months ended June 30, 1997 from $540,000 for the comparable prior years period as a result of lower pre-tax income for the three month period.

   Capital

     The OTS requires that the Bank meet minimum tangible, core and risk-based capital requirements. As of June 30, 1997, the Bank exceeded all regulatory capital requirements. The Banks required, actual and excess capital levels as of June 30, 1997 are as follows (in thousands of dollars):

                              Required            Actual
                          ----------------   -----------------  Excess of Actual
                                     % of                % of    Over Regulatory
                           Amount   Assets    Amount    Assets    Requirements
                          -------   ------   -------    ------  ----------------
Tangible Capital ......   $ 9,033    1.50%   $53,266     8.85%      $44,233
Core Capital ..........   $18,066    3.00%   $53,266     8.85%      $35,200
Risk-based Capital ....   $16,893    8.00%   $55,905    26.48%      $39,012

      If the allowance for marketable debt and equity securities was included in capital, the Bank's tangible, core and risk-based capital ratios would be 8.42%, 8.42% and 25.25%, respectively, at June 30, 1997.

   Liquidity

      The Bank is required to maintain minimum levels of liquid assets as defined by OTS regulations. This requirement, which varies from time to time depending upon economic conditions and deposit flows, is based upon a percentage of deposits and short-term borrowings. The required ratio currently is 5.0%. The Bank's liquidity ratio averaged 38.62% during the month of June 1997 and 37.40% during three months ended June 30, 1997. The Bank adjusts liquidity as appropriate to meet its asset and liability management objectives.

                           PART II. OTHER INFORMATION

   Legal Proceedings

     In the normal course of business, the Bank may be a party to various outstanding legal proceedings and claims. In the opinion of management, the financial position of the Bank will not be materially affected by the outcome of such legal proceedings and claims.

   Changes in Securities

       Not applicable.

   Defaults upon Senior Securities

       Not applicable.

   Submission of Matters to Vote of Security Holders

        None.

   Other Information

       Not applicable.

                                  SIGNATURES


     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        FIRST SAVINGS BANK OF NEW JERSEY, SLA


Date: August 13, 1997                     By: /s/ MICHAEL NILAN
                                              ----------------------------------
                                              Michael Nilan
                                              President and Chief Executive
                                              Officer


Date: August 13, 1997                     By: /s/ EUGENE V. MALINOWSKI
                                              ----------------------------------
                                              Eugene V. Malinowski
                                              Vice President and Chief Financial
                                              Officer